Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31, 2012	Year Ended December 31, 2011

Earnings:
Income before income taxes	$31,704	$139,798
Add (deduct):
Fixed charges	17,597	71,045
Capitalized interest, net of amortization	(149)	(451)
Other	60	64

Earnings available for fixed charges (a)	$49,212	$210,456

Fixed charges:
Interest expense	$13,212	$53,023
Capitalized interest and tax interest	230	748
One third of rental expense (1)	4,155	17,274

Total fixed charges (b)	$17,597	$71,045

Ratio of earnings to fixed charges (a/b)	2.80	2.96

(1)	Considered to be representative of interest factor in rental expense.

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